Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 390	$ 233
Equity earnings net of distributions	(15)	(9)
Total earnings	375	224
Income taxes	236	136
Fixed charges:
Interest expense including amortization of debt discount	120	128
Portion of rentals representing an interest factor	59	51
Total fixed charges	179	179
Earnings available for fixed charges	$ 790	$ 539
Ratio of earnings to fixed charges	4.4	3.0